Mail Stop 3561

August 30, 2006

Dean Garfinkel
President and Principal Executive Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

>   **Re: Compliance Systems Corporation**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed August 11, 2006**
>   **File No. 333-134092**

Dear Mr. Garfinkel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers to which we refer in this letter correspond to the marked copy sent to us by counsel.

Front Cover Page of Prospectus, page ii

1. We note your response to comment 4 in our letter dated June 9, 2006, where you added disclosure stating that the selling stockholders will sell the shares in the offering at a fixed price of $0.30 per share until you are quoted on "an adequate market, such as the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." You also disclose, however, "We anticipate that the shares of common stock will be offered for sale by the selling shareholders at prices established on the Pink Sheets during the term of this offering upon approval…." As we noted in our comment, the Pink Sheets would not qualify as an adequate market, and therefore, even if you are quoted on the Pink Sheets, the selling shareholders would still need to sell their shares at the fixed price of $0.30 per share. Please revise accordingly or explain.

Our Revenue To Date Has Been Derived From A Relatively Small Number…, page 10

2. We note your response to comment 13 in our letter dated June 9, 2006. In that response, you state that you have deleted the risk factor because you believe it no longer applies. However, it appears that you have not deleted the risk factor from your document. Also, in that same response, you state that the effect of the Vartec bankruptcy "has been largely mitigated" because your contract with Vartec was assumed and assigned to Comtel Telcom Assets LP upon final closing of the asset sale to Comtel. However, in your Results of Operations subsection on page 34, you state the "overall decrease in volume experienced during 2005 is expected to continue for the near term as the customer base that was lost as a result of Vartec Communication's bankruptcy filing must be replaced, which will take some time." Accordingly, it appears, based on this disclosure, that the Vartec bankruptcy presents a material risk to your business operations. If so, please include the bankruptcy as a risk factor. Further, on page 43, you state that Comtel is no longer one of your distributors. Therefore, it appears that you currently have only one distributor. If true, please revise this risk factor and all other applicable sections in which you state or imply that you have more than one distributor, such as the bullet point on page 42, and discuss how your current situation will affect you going forward. We may have more comments upon reading your response and revisions.

Selling Stockholders, page 19

3. We note your response to comment 17 in our letter dated June 9, 2006. Please confirm to us that you will disclose in this document whether, as of the date of effectiveness, Montgomery Equity Partners, Ltd. has provided you with written notice that it will waive the 4.90% ownership after the 65-day limitation period.

4. We note your responses to comments 21 and 22 in our letter dated June 9, 2006. However, you qualify your response by stating that none of your selling stockholders are registered broker-dealers or affiliates of broker-dealers, "to our knowledge." Please confirm to us that none of your selling stockholders are registered broker-dealers or affiliates of broker dealers, without qualification.

Management's Discussion and Analysis of Financial Condition and Results…, page 30

5. We note your response to comment 29 in our letter dated June 9, 2006. In your Material Trends and Uncertainties subsection on page 31, you state that traditional telephone lines are continuing to migrate to VoIP. Please provide a source for this statement. Also, you state that the migration to VoIP places you in a position to effectively gain VoIP market share and reduce your risk to certain industry-related and technological factors which may have an adverse impact on your future business. We also note that you describe certain of those factors in the

second paragraph. Please expand your disclosure in the second paragraph to discuss the factors more fully. For example, please discuss other industry-related and technological factors, other than the two examples you provide. Further, please explain how future improvements in technology could result in a decrease in your market share.

6. In the fourth paragraph on page 36, you state that one of your officers resigned, there was a reduction in your sales force, and you eliminated your in-house legal counsel. These events appear to suggest a negative trend that should be discussed in your Material Trends and Uncertainties subsection. Please revise or advise. Further, in the second paragraph of your Liquidity and Capital Resources section on page 36, you state that your current assets decreased 26.2% from December 31, 2005 to March 31, 2006. Please revise to explain the reason for this decrease and, if appropriate, please include a discussion in your Material Trends and Uncertainties subsection.

Going Concern, page 30

7. We note your response to comment 31 in our letter dated June 9, 2006. You state your belief that your ability to obtain additional financing will increase upon effectiveness of the registration statement, because financing alternatives are greater for publicly traded companies with "liquid securities." There is no guarantee that you will be quoted on the Pink Sheets after effectiveness of the registration statement. Further, even if you are quoted on the Pink Sheets, it is not certain that a market will develop for your shares. Accordingly, if you choose to retain your disclosure, please also discuss the limitations on the liquidity of your shares.

Revenue Recognition, page 31

8. We note your response to comment 33 in our letter date June 9, 2006. Also, we note that the distributors contract with the telephone carriers, host and manage the TeleBlock database, and provide billing and collection services. Further, we note that the telephone carriers assume all the credit risk from their customers and that the fee you receive is based on a certain percentage per query. In this regard, please tell us how you considered whether you should recognize revenue on a gross versus net basis per EITF 99-19.

Financing Alternatives, page 33

9. We note your response to comment 37 in our letter dated June 9, 2006. Please expand your disclosure to more fully describe the other debt and equity financing alternatives that you are currently seeking.

Description of Business, page 40

10. We note your response to comment 40 in our letter dated June 9, 2006. Please disclose why Comtel is no longer a distributor of yours. Further, since Comtel is no longer one of your distributors, you state that you are "currently exploring alternatives for finding additional distributors…." In the previous paragraph, however, you state that you have three other suitable distributors. Accordingly, please revise to update the status of your exploration to find additional distributors, including any efforts to engage the three suitable distributors you refer to.

Recent Developments and Our Strategy, page 44

11. We note your response to comment 47 in our letter dated June 9, 2006. Again, if material, please disclose the material terms of the agreement between Citadel and Nuworld and file the agreement as an exhibit. Please also revise to explain the relationship between Jasmin Communications, Inc. and Citadel Telephone Company. Further, in the first sentence, you state that in 2006 you entered into the world of VoIP communications. Yet, the agreement with Nuworld Telecom was entered into on March 24, 2005. Please revise or advise.

Recent Sales of Unregistered Securities, page 63

12. We reissue comment 63 in our letter dated June 9, 2006. For example, you state that in February 2005, your predecessor sold 5,000,000 shares in Texas to "various investors." We also refer you to the sale of 5,000,000 shares in December 2003 by your predecessor in the states Nevada and Washington.

Consolidated Financial Statements, page F-1

13. Please update your financial statements and other financial information in accordance with Item 310(g) of Regulation S-B.

Notes to Consolidated Financial Statements, page F-11

Note 2.Q. Income Taxes, page F-17

14. Given that you terminated your S Corporation status in February 2006, please disclose your new tax accounting policy. Also, please provide all the disclosure required by SFAS 109.

Item 26. Recent Sales of Unregistered Securities, page II-1

15. We reissue comment 64 in our letter dated June 9, 2006. It appears that you have not included the transaction involving the warrants to purchase 819,514 shares that were issued to Ms. Garfinkel. Please revise or advise.

Exhibits Required By Item 601 of Regulation S-B, page II-4

16. We note your response to comment 67 in our letter dated June 9, 2006. Please disclose this response in your The March 2006 Secured Convertible Debentures subsection on page 21.

Item 28. Undertakings, page II-10

17. We reissue comment 68 in our letter dated June 9, 2006. Please provide the undertakings required by Item 512(g)(2) of Regulation S-B or tell us why you are not required to do so.

                    *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffat, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

                                                          Sincerely,

                                                          H. Christopher Owings
                                                          Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Fax: (305) 358-7095